[Andrew Corporation Letterhead]





December ___, 1996



Dear Stockholder:

         On November 14, 1996, the Board of Directors of Andrew Corporation ("Andrew" or the "Company") adopted a new Common Stock Purchase Rights Plan (the "New Plan"), declared a dividend distribution of one Common Stock Purchase Right (the "New Rights") on each outstanding share of the Company's Common Stock, terminated the prior Common Stock Purchase Rights Plan (the
"Old Plan"), and ordered the redemption of the prior Common Stock Purchase Rights (the "Old Rights"). The New Rights will have an exercise price of $500 per share of Common Stock and will be awarded to stockholders of record at the close of business on December 16, 1996. The Old Rights will be redeemed for $.0015 per Old Right (as adjusted to reflect stock splits) to stockholders of record at the close of business on the same date.

         The Andrew Board adopted the New Plan with the same intention as the Board adopted the Old Plan, to protect your interests in the event the Company is confronted with coercive or unfair takeover tactics. The New Plan contains provisions similar to the Old Plan that are intended to safeguard you in the event of an unsolicited offer to acquire the Company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all stockholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or other abusive takeover tactics which the Board believes are not in the best interests of Andrew stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         As you are aware, Andrew has declared several stock splits, payable in the form of stock dividends, over the last few years. These stock splits, while being advantageous to stockholders, have reduced the exercise price of each of the Old Rights from the original amount of $50 to $7.41 per share of Common Stock. This reduction substantially negates the intended effect of the Old Plan to force a hostile acquiror to negotiate with the Company's Board of Directors to avoid potentially significant dilution in its holding and thereby assure that all of Andrew's stockholders receive fair value in the event of a proposed takeover of the Company. Therefore, the Andrew Board decided to terminate the Old Plan even though it would not have expired until September 28,1998. The Board continues to believe, however, that a stockholder rights' plan is the most effective device to promote the continued growth of the Company while insuring that all of its stockholders receive the long-term value of their investment in the Company.

         Under the New Plan, the New Rights will not be exercisable initially, will automatically trade with the Common Stock of the Company and will not be represented by separate certificates. However, ten days after a person or group either acquires 15% or more of the Common Stock, or announces an offer to acquire 15% or more of the Common Stock (even if no purchases actually occur), the New Rights will be distributed. The Board expects that the New Rights will begin to trade independently from the Common Stock at that time. The New Rights, however, will not have any voting power. The New Plan enables the Board to reduce the 15% threshold to not less than 10% to deal with specific situations that may arise.
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         If Andrew is involved in a merger or other business combination
(other than pursuant to a tender offer for all of the outstanding Common Stock which provides fair value to all stockholders) and, as a result, Andrew and its stock no longer survive, each New Right will be automatically modified so as to entitle stockholders to buy common stock of the acquiring company at one-half of its market price. For example, if the exercise price (initially set at $500 per share, but subject to adjustment) is $500 per share at the time of such merger, each New Right will entitle the stockholder holding it to buy $1,000 worth (based on "current market price" as defined) of the acquiring company's common stock for $500. Alternatively, if an acquiror acquires 15% or more of the Common Stock of Andrew, each New Right not owned by the acquiror will entitle the stockholder to buy Andrew Common Stock at one-half of its market price. Again, if the exercise price is $500 per share at such time, each New Right will entitle the stockholder to buy $1,000 worth (based on "current market price" as defined) of Andrew's Common Stock for $500. Stockholders also will be entitled to buy Andrew Common Stock in this manner if a 15% or greater stockholder, under certain circumstances, acquires Andrew by merger and Andrew and its stock survive.

         Attached is a Summary of the New Plan. Neither the above description of the New Plan nor the Summary purport to be complete, but you should review the Summary carefully to understand the New Rights. As noted in the Summary, a copy of the New Plan is available upon request from the Company free of charge.

                                            Very truly yours,



                                            Floyd L. English
                                            Chairman and Chief Executive Officer